

July 30, 2013

Via E-mail
Michael Potter
Chief Financial Officer
Canadian Solar Inc.
545 Speedvale Avenue West
Guelph, Ontario, Canada N1K 1E6

  Re: Canadian Solar, Inc.
     Form 20-F for the Fiscal Year Ended December 31, 2012
     Filed April 26, 2013
     File No. 001-33107

Dear Mr. Potter:

   We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

   After reviewing the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2012

Item 5. Operating and Financial Review and Prospects, page 57

A. Operating Results, page 57

Critical Accounting Policies, Revenue Recognition, page 66

1. With respect to sales of project assets accounted for as real estate transactions, please describe to us the factors you consider in assessing whether the criteria for the full accrual method described in FASB ASC 360-20-40-5 have been achieved.

2. As a related matter, in light of the increased focus on utility-scale solar power projects, please also describe to us the factors you consider in assessing whether you have the ability to make appropriate estimates necessary to apply the percentage of completion method. Also, clarify for us how you have made that determination for the significant projects currently in process. Please refer to FASB ASC 605-35-25.

Results of Operations, Year Ended December 31, 2012 Compared to Year Ended December 31, 2011, page 73

3. When material, please separately describe the impact of the solar power projects business on your revenues. To the extent important to an understanding of solar power project revenues, please describe the status, impact on your financial statements and expected timing of the completion of projects that are significant to those revenues.

4. In future filings, please also quantify the gross dollar amounts of changes in revenues attributed to price and to volume.

Item 18. Financial Statements, page F-1

Note 2. Summary of Principal Accounting Policies, page F-10

(x) Warranty Cost, page F-20

5. Please describe to us the factors you considered in concluding that the $35 million recorded as insurance receivable is probable and reasonably estimable of recovery. Also, further clarify the terms of the insurance and explain why the receivable is classified as a non-current asset.

Note 3. Acquisition, page F-25

6. Regarding the acquisition of Projects 16 in April 2012, please tell us how you allocated the purchase price between tangible and project assets and quantify the amount assigned to each asset category.   Also, explain to us how you evaluated whether you acquired assets or a business.

Financial Statements Schedule I, page F-61

7. We note that revenues attributed to your Canadian parent declined from $1.2 billion to $111 million between 2010 and 2012. Please clarify for us the reasons for the decrease and explain whether there have been changes in manner revenues are accumulated for purposes of the parent company presentation.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kristin Lochhead at (202) 551-3664 or Gary Todd at (202) 551-3605 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3676 with any other questions.

Sincerely,

/s/Gary Todd for

Brian Cascio
Accounting Branch Chief